December 18, 2009

Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:       Ruby Tuesday, Inc.
File No. 001-12454
Form 10-K:  For the fiscal year ended June 2, 2009
Form 10-Q:  For the quarterly period ended September 1, 2009
Definitive Proxy Statement on Schedule 14A filed August 19, 2009

Dear Mr. Shenk:

Ruby Tuesday, Inc. (the “Company” or “we”) received the Staff’s comment letter dated December 8, 2009 with respect to the above-referenced filings.  Our responses to the Staff’s comments are set forth below.  For ease of reference, our responses set forth below the full text of the correlative Staff comment.

Form 10-K: For the fiscal year ended June 2, 2009

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 9. Income Taxes, page 62

1.           Refer to your responses to our prior comment numbers 10 and 11. We note that "FICA Tip Credits" and "Work Opportunity Tax Credits" impact both your reported income tax expense and your realized effective tax rate on an annual basis. Per your response to our prior comment number 11, you will strive to clarify the impact of each of those significant credits on your tax rate in future filings. In this regard, please confirm that you will expand your footnote and MD&A disclosure provided in future filings to discuss both the nature and drivers (e.g., restaurant sales) of these tax credits. In addition, to the extent that you experience a significant change in your ability to utilize either of your material tax credits in a particular reporting period, please disclose that fact. Finally, please confirm that your disclosure in future filings will include a discussion of all factors that have materially impacted your individual deferred tax asset and/or deferred tax liability balances.

We confirm that, in future filings, we will expand our footnotes and MD&A disclosures to discuss both the nature and drivers of our FICA Tip Credits and Work Opportunity Tax Credits.  Should there be a significant change in our ability to utilize either of our material tax credits in a particular reporting period, we will disclose that fact, as well as include a discussion of all factors

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December 18, 2009

that have materially impacted our individual deferred tax asset and/or deferred tax liability balances.

Form 10-Q:  For the quarterly period ended September 1, 2009

Item 1. Financial Statements
Balance Sheet, page 4

2.           Please tell us why income tax receivables increased by approximately $8.9 million between June 2, 2009 and September 1, 2009, although you reported pretax income of approximately $7.4 million and cash paid for income taxes of $674,000 for the quarter ended September 1, 2009. In addition, tell us why your non-current deferred income tax liability balance increased by approximately $10 million between June 2, 2009 and September 1, 2009. Finally, please consider whether significant changes in the aforementioned balances, as well as the underlying reasons for such changes, should be discussed in future filings.

Our income tax receivable as of September 1, 2009 increased $8.9 million to $17.5 million when compared to June 2, 2009.  The increase related to a tax accounting method change as permitted by the Internal Revenue Service relating to the expensing of certain repairs.  The immediate expensing of these repairs for tax purposes gave rise to an offsetting noncurrent deferred tax liability due to the requirement to capitalize these expenditures for book purposes under U.S. generally accepted accounting principles.   The collection of this receivable in our second fiscal quarter of fiscal 2010 will be disclosed in our next Form 10-Q.

Notes to Condensed Consolidated Financial Statements
Note E - Assets Held for Sale. Property. Equipment and Operating Leases, page 9

3.           Refer to your disclosure in Note E to your financial statements for the quarterly period ended September 1, 2009. Based upon your disclosure, we note that $17.6 million and $20.7 million of your "Construction in progress" ("CIP") balances at June 2, 2009 and September 1, 2009, respectively, related to long-lived assets which you currently plan to sell. We note further that the aforementioned asset balances were not reclassified to "Assets held for sale" in your respective condensed consolidated balance sheets, as you do not expect that such assets will be sold within the next 12 months. In this regard, we acknowledge that long-lived assets should not be reported as "held for sale" on your balance sheet unless the sale of such assets is probable and such assets are expected to be transferred and recognized as a sale within one year.  However, based upon your disclosure, it is not clear to us (i) why you plan to sell such a significant portion of the assets that were classified as CIP at June 2, 2009 and September 1, 2009 and (ii) why the timing of your intended asset sales is expected to extend beyond one year.  As such, please tell us and, if appropriate, disclose the following information:

·	the nature of the assets that you plan to sell;
·	whether you have completed the construction of those assets;

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December 18, 2009

·	the underlying factors that have influenced your decision to sell the majority of the assets that comprised your CIP balance at June 2, 2009 and September 1, 2009;
·	the reason you do not expect the sale of such assets to occur within the next 12 months - particularly as the assets are not in use;
·	the amount of time that you expect to pass between the completion of construction of the assets classified as CIP and the date of their sale; and
·	any other information that you believe will enhance our understanding of the accounting treatment that you have applied.

Furthermore, given that assets classified as CIP typically are not depreciated, please tell us whether you plan to reclassify the aforementioned assets to your other fixed asset accounts (e.g., buildings, restaurant equipment, etc.) upon the completion of their construction and to subsequently depreciate the assets until they qualify for classification as "Assets held for sale."

As reported in our prior filings and responses, we closed 43 restaurants during the third quarter of fiscal 2009.  We owned the land and buildings for 13 of these properties and placed them for sale following the closing of the restaurants.  At that same time we identified an additional 35-40 surplus properties (mostly parcels of vacant land) which could be sold, as well as our Company airplane.   During fiscal 2009, we sold 14 surplus properties, seven of which were sold in the fourth quarter.  Another three surplus properties were sold in the first quarter of fiscal 2010.

Of these assets, only the Company airplane remains in service.  It has been depreciated to salvage and is not included within the “Construction in progress” amount disclosed in Note E.  The remaining surplus properties, primarily land, relate to assets not in use.  There is no current construction taking place nor is there significant construction planned for these properties prior to sale.

On a quarterly basis, management meets to discuss the progress related to the disposal of the remaining surplus properties.  During these meetings, discussions are held as to general market conditions, the status of potential contracts, marketing efforts, hindrances, if any, to the selling of particular properties, and broker opinions of value.  Based on the information presented, judgments are made as to whether the requirements for “held for sale” classification within current assets have been met, including those surplus properties new to market or for which there are contracts in process and/or significant interest.  The remaining properties, generally ones in which we have no one showing interest, have been classified, in accordance with Company policy, within the “Construction in progress” section of “Property and equipment.”  While there are occasionally properties which can take a few years to sell, most are expected to be sold within one to three years from the date placed on market.

We added the footnote referencing these surplus properties to our “Property and equipment” component table to clarify that the amounts presented did not relate to new restaurant construction, as our annual guidance provided to the public called for no openings in fiscal 2010.  In future filings, for as long as the surplus properties are significant, we will label the amount as

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“Construction in progress and other” to further clarify the components.

4.           In addition, please refer to your disclosure in Note M to your financial statements for the quarterly period ended September 1, 2009. Based upon your disclosure in Note M, it appears that you have determined that the carrying values of the assets that you plan to sell, but classified as "Construction in progress" at June 2, 2009 and September 1, 2009, were not impaired as of the respective balance sheet dates.  We note further, that you assessed the fair value of such assets based upon significant observable inputs - that is, level 2 inputs within the fair value hierarchy outlined in FASB ASC Topic 820 (formerly SFAS No. 157).  In this regard, please tell us both the valuation technique (e.g., market approach or cost approach) and the nature of the specific observable inputs used to measure the fair value of the aforementioned assets at September 1, 2009.  As part of your response, also summarize any significant assumptions that you believe support the use of your selected valuation technique and observable inputs.  Furthermore, please summarize any additional assumptions and/or considerations that you believe support recoverability of the assets that you plan to sell.

To clarify, many of the properties designated as either “Held for sale” or “Construction in progress” were impaired prior to the fourth quarter of fiscal 2009, mostly in connection with our 43 restaurant closings and identification of surplus properties.   Because our plans changed in fiscal 2009 such that we wanted to sell the properties quickly and use the proceeds to pay down debt, we discounted prices.  This necessitated the recording of impairments.

In the first quarter of fiscal 2010, we adopted FASB ASC Topic 820 for non-financial assets and liabilities.  Insofar as it relates to surplus properties held for sale, the market approach is the valuation technique predominantly used.  We obtain broker listings, utilize sales agreements and/or historical sales experience.  This approach has historically resulted in a close approximation of the ultimate value received for the surplus properties sold.

Note L - Commitments and Contingencies
Litigation, page 18

5.           We note that on August 28, 2009, a jury ruled in favor of the plaintiff in the civil action Dan Maddy v. Ruby Tuesday, Inc. (“Dan Maddy") and awarded damages of $10,035,000 to the plaintiff. In this regard, we note that although you maintain insurance with primary and secondary insurance carriers to cover claims such as the Dan Maddy civil action, your secondary insurance carrier alleges that it did not receive timely notice of the matter and has asserted a reservation of rights.  As such, it appears that you may remain liable for a significant portion of the damages that were awarded to the plaintiff unless (i) you are able to successfully reduce the judgment through post-trial motions and/or appeal or (ii) you successfully obtain indemnification pursuant to the terms of your service agreement with your third party claims administrator. Based upon your footnote disclosure, it appears that you believe the accrued "Insurance" balance in your September 1, 2009 condensed consolidated balance sheet appropriately reflects your liability for any recovery expected to be obtained by the plaintiff in the Dan Maddy civil action. However,

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we note that (a) your accrued insurance balance does not appear to have been significantly increased in connection with the unfavorable verdict issued during the quarter ended September 1, 2009 and (b) the total "Insurance" accrual balance was only $8.6 million at September 1, 2009. In this regard, please tell us the amount that you have accrued for the judgment awarded in the Dan Maddy civil action and consider whether that amount should be specifically disclosed in accordance with FASB ASC 450-20-50-1 (formerly paragraph 9 of SFAS No. 5).  In addition, tell us and disclose, as appropriate, whether or not your accrual for damages was reduced for amounts that you expect to be absolved through appeal or recovered pursuant to your insurance coverage and/or the indemnification terms in the service agreement with your third party claims administrator.  Furthermore, if you have accrued an amount that is less than the awarded damages, please explain in detail why you believe that a reduced award or recovery of the judgment is probable.  In this regard, please consider whether you should provide additional disclosure pursuant to footnote 58 to Question 2 of SAB Topic 5.Y.

Our response to this comment is included in our response to comment #6 below.

6.           Based upon the amount of damages awarded to the plaintiff in connection with the Dan Maddy v. Ruby Tuesday, Inc. civil action, it appears that it may have been appropriate for you to discuss the lawsuit in prior filings, to the extent that the likelihood of an adverse outcome was other than remote.  However, we note this lawsuit was not discussed in the "Item 3. Legal Proceedings" section of your Form 10-K for the fiscal year ended June 2, 2009.  Furthermore, this lawsuit was not disclosed in the "Commitments and Contingencies" footnote to your financial statements for the fiscal year ended June 1, 2009.  Please tell us why this matter was not previously disclosed.

It is correct that we have not recorded the full $10,035,000 verdict awarded by a jury in the civil action Dan Maddy v. Ruby Tuesday, Inc.   It is our opinion, as well as that of outside counsel, that it is probable, based on our interpretations of both Tennessee state law and established legal precedent of the U.S. Supreme Court, that the verdict will be overturned or significantly reduced to an amount below our secondary insurance coverage limits.  Should this occur, the issues of the secondary insurance carrier’s reservation of rights letter and indemnification recovery from our third party administrator become moot.

Prior to the August 28, 2009 jury verdict, we believed, as did outside counsel, based upon the claim, that the likelihood of a material unfavorable outcome was remote.  Compensatory damages in the Maddy verdict were only $35,000.  For this reason, we did not disclose the case in any previous filing.  Because we expect the punitive damages award to be reduced or overturned, our reserve as of September 1, 2009 was $500,000, an amount which would not rise to the level of requiring reimbursement from our primary or secondary insurance carrier.

As further rulings are made by the Courts and as additional information becomes available, we will continue to evaluate our position with respect to the sufficiency of the reserve recorded at each period end.

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Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources Operating Activities, page 29

7.           We note that your disclosure regarding the period-to-period changes in your reported cash flows from operations places significant emphasis on (I) the items that reconcile your reported net income to "Net cash provided by operating activities," and (II) the changes to those reconciling items. We note further that certain of the reconciling items which you cite as contributing to the change in your reported cash flows from operations are non-cash adjustments to income, which have no direct relationship to cash receipts or cash disbursements in a particular reporting period. For example, although adjustments for depreciation expense, share-based compensation, and deferred taxes are included in your reconciliations of net income to net cash provided by operating activities in each of your statements of cash flows, these items do not directly impact or relate to your cash receipts or cash disbursements during the respective reporting periods.  As such, we note that references to (i) the reconciling items identified on the face of your statements of cash flows or (ii) the changes thereto, may not adequately explain the actual changes in your reported cash flows from operating activities - particularly as you apply the indirect method to determine cash flows from operations.  For the reasons cited above, please revise your disclosure in the "Liquidity and Capital Resources" section of MD&A to discuss your company's cash provided by operations in terms of cash receipts and cash disbursements.  In this regard, your revised disclosure should also discuss the underlying reasons for any material changes in your cash receipts or cash disbursements.  For further guidance, please refer to Section IV.B of our interpretive release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. In addition, please provide your proposed expanded disclosure as part of your response.

In response to the Staff’s comment, we propose the following revision to the first paragraph of our comments under the caption “Operating Activities” and will provide similar disclosure in our future filings.

Cash provided by operating activities for the first 13 weeks of fiscal 2010 decreased $6.7 million (17.5%) from the same period of the prior year to $31.7 million.  This decrease is primarily attributable to a collection of $5.0 million in income taxes in the first quarter of the prior year upon the filing of a refund claim for fiscal 2008’s federal income taxes.  The remaining decrease is attributable to the timing of operational receipts and payments offset by an increase in net income, after non-cash adjustments, as compared to the same prior year quarter.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

8.           We note that in response to our prior comment 16 and reissue our comment in part.  We continue to believe that the disclosure of historical performance targets for the most recently completed fiscal year may be material to investors.  Please expand your

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justification for your belief that quantitative disclosure regarding the targets actually reached for the restricted stock awards during the most recently completed fiscal year may be omitted due to the risk of competitive harm.  In your revised analysis, tell us specifically how disclosure of a certain range of values for historical debt to EBITDAR ratio as finally reported to your lenders would enable competitors to calculate the company's future operating metrics and tactical plans.  In so doing, please address the following related questions:

·
Tell us how a competitor could determine the company's future plans, including short-term and long-term priorities and upcoming operating expense levels, from the disclosure in the proxy statement of performance targets for a past fiscal year;

·
Explain why a past year's targets would necessarily be predictive of the company's strategic plans in future years given that the compensation committee may, from one year to the next, vary the level of difficulty for achievement of the targets;

·
Explain how a competitor could determine the strategic weight the company places on marketing programs, promotional expenses and geographic growth strategies from the company's disclosure of the targets;

·
Tell us how a competitor's comparison of the targets against actual performance would enable it to draw a specific conclusion with respect to the company's strategy and projected performance.  For instance,

·	Might there be multiple variables that may have affected actual performance that are unrelated to the specific targets or the company's strategy for a past fiscal year?

·
How would a competitor be able to differentiate among, and isolate the impact of, potential variables, in order to project the company's future financial performance or otherwise glean useful information from the difference between actual performance and targeted performance?;

·
Explain in greater detail how disclosure of performance targets could be expected to allow competitors to create marketing, promotional and/or geographic expansion programs specifically targeted and designed to gain an advantage over you.

In responding to the above questions, we encourage you to provide illustrative examples to clearly demonstrate how the performance targets for a past fiscal year could be used by your competitors to derive specific current and future strategic information that could competitively harm the company.

We intend to quantitatively disclose the targets actually reached for such awards during fiscal year 2010 in our next definitive proxy statement to be filed in August 2010.  Because such targets could change or we may become aware of competitive harm not contemplated in our

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responses to the Staff’s recent questions, we respectfully reserve the flexibility to omit disclosure of actual targets under such future circumstances.

**********

Please do not hesitate to contact me at (865) 379-5700 with any questions or comments.

Sincerely,

/s/ Marguerite N. Duffy
Marguerite N. Duffy
Senior Vice President, Chief Financial Officer
and Principal Accounting Officer

cc:           Scarlett May, Vice President, General Counsel and Secretary